EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(In thousands, except ratios)	2014	2013
	(unaudited)
Earnings:
Net income	123,434	82,986
Add:
Provision for income taxes	66,955	44,997
Fixed charges	126,705	109,582
Less:
Capitalized interest	(21,225)	(14,887)
Earnings as adjusted (A)	295,869	222,678
Fixed charges:
Interest expense	105,172	94,257
Capitalized interest	21,225	14,887
Interest factors of rents (1)	308	438
Fixed charges as adjusted (B)	126,705	109,582
Ratio of earnings to fixed charges ((A) divided by (B))	2.34	2.03

(1)   Estimated to be 1/3 of rent expense.